August 27, 2025

<u>Via Federal Express</u>

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibit F of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe EDGX Exchange, Inc. and Cboe Exchange, Inc.

For Exhibit F, the Exchange is filing an amendment to provide the most recent, final versions of agreements circulated to Members and other Users of the Exchange. Electronic Stock-Option Execution Registration Form has been updated.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 10:00am on 08/27/25

Enclosures

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **08/27/25**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe EDGX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60661

25004819

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(312) 786-5600 (Telephone) (312) 786-7138 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Laura Dickman (Name) Associate General Counsel (Title) Cboe Exchange, Inc. (312) 786-7572 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60661

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:

The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 08/27/25 (MM/DD/YY) Cboe EDGX Exchange, Inc. (Name of Applicant)

By: Laura Dickman [signature executed at 10:00am on 08/27/25] (Signature) Laura Dickman, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,
2. Application for approval as a person associated with a member, participant or subscriber of the entity; and
3. Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:

1. Electronic Stock-Option Execution Registration Form | Updated – Changed mandatory route destination from Cowen to TD Securities (USA).

Electronic Stock-Option Execution Registration Form

To be completed by any Trading Permit Holder ("TPH") of Cboe Exchange, Inc. ("Cboe Options") or Member of the Cboe EDGX Exchange, Inc. Options Market ("EDGX Options") routing complex orders with a stock component for electronic processing via Complex Order Auctions (COA), Complex Automated Improvement Mechanism (AIM), Complex Qualified Contingent Cross (QCC) or the Complex Order Book (COB).

An executed version of this Document can be delivered to Membership Services via email to MembershipServices@cboe.com.

MPID / DTCC Clearing Number: __________ / __________

Market(s): ☐ Cboe Options ☐ EDGX Options **Instructions:** ☐ Add ☐ Remove

Destination(s): Mandatory – TD Securities (USA) Optional - ☐ FOG ☐ Libucki ☐ Penserra ☐ SRT

MPID / DTCC Clearing Number: __________ / __________

Market(s): ☐ Cboe Options ☐ EDGX Options **Instructions:** ☐ Add ☐ Remove

Destination(s): Mandatory – TD Securities (USA) Optional - ☐ FOG ☐ Libucki ☐ Penserra ☐ SRT

MPID / DTCC Clearing Number: __________ / __________

Market(s): ☐ Cboe Options ☐ EDGX Options **Instructions:** ☐ Add ☐ Remove

Destination(s): Mandatory – TD Securities (USA) Optional - ☐ FOG ☐ Libucki ☐ Penserra ☐ SRT

MPID / DTCC Clearing Number: __________ / __________

Market(s): ☐ Cboe Options ☐ EDGX Options **Instructions:** ☐ Add ☐ Remove

Destination(s): Mandatory – TD Securities (USA) Optional - ☐ FOG ☐ Libucki ☐ Penserra ☐ SRT

MPID / DTCC Clearing Number: __________ / __________

Market(s): ☐ Cboe Options ☐ EDGX Options **Instructions:** ☐ Add ☐ Remove

Destination(s): Mandatory – TD Securities (USA) Optional - ☐ FOG ☐ Libucki ☐ Penserra ☐ SRT

TPH / Member Name	CRD #
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
Printed Name	Title